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                                                                    Exhibit 21.1



Subsidiaries of CTI Diversified Holdings Inc., a Delaware Corporation:


o Cobratech Industries Inc., formerly Cobra Energy Ltd, a British Columbia corporation, has two wholly owned subsidiaries:

     o Cobratech Industries Limited ("CTIL"), is a Hong Kong Corporation. CTIL was incorporated on November 12, 1999 and was established primarily for the distribution and marketing of the Company's e-security, IT, and ASP products and services into the Hong Kong market. CTIL has two wholly owned subsidiaries, Cobratech Industries Japan Limited ("CTIL Japan"), a Japan Corporation and IT Transit Limited ("IT Transit"), a Hong Kong Corporation.

          o CTIL Japan was incorporated in July 2000 and was established primarily for the distribution and marketing of the Company's e-security, IT, and ASP products and services into the Japanese market.

          o IT Transit was acquired on January 31, 2001 and is a professional services firm, delivering secured wireless IPsec-based VPN and infrastructure solutions, web-hosting, PKI and ASP services, with clients in both Hong Kong and Singapore. IT Transit was acquired to assist the Company in deploying its complete end-to-end security solutions to the Asian marketplace and to grow our product and services offerings. The Company acquired 100% of the total issued and outstanding shares of IT-Transit for US $250,000.